INB

Exhibit for ITEM 77D

Section 12(d)(1) change

On October 3, 2008, the Board of Directors of the fund approved changes to the fund's investment policies to permit the fund to invest in securities of other closed-end or open-end funds, including exchange traded funds ("ETFs"), in accordance with Section 12(d)(1) of the 1940 Act and the rules thereunder, or any exemption granted under the 1940 Act. An investment in the shares of another fund is subject to the risks associated with that fund's portfolio securities.
To the extent the fund invests in shares of another fund, fund shareholders would indirectly pay a portion of that fund's expenses, including advisory fees, brokerage and other distribution expenses. These fees and expenses are in addition to the direct expenses of the fund's own operations.